Infosys

Performance for the Fourth Quarter and Year ended March 31, 2009

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer

Safe Harbour

Certain statements in this presentation concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2008 and on Form 6-K for the quarters ended June 30, 2008, September 30, 2008 and December 31, 2008. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Agenda

- Financial Performance
- Operational Performance
- Client Acquisition & Expansion of Services
- Human Resources
- Capex and Infrastructure
- Outlook
- Summary

Infosys

Financial Performance

Highlights...

- Income was Rs. 5,635 crore for the quarter ended March 31, 2009; YoY growth was 24.1%
- Net profit after tax was Rs. 1,613 crore for the quarter ended March 31, 2009; YoY growth was 29.1%
- Earnings per share increased to Rs. 28.16* from Rs. 21.83 in the corresponding quarter in the previous year; YoY growth was 29.0%
- Income was Rs. 21,693 crore for the year ended March 31, 2009; YoY growth was 30.0%
- Net profit after tax* before exceptional item was Rs. 5,988 crore for the year ended March 31, 2009; YoY growth was 28.5%
- Earnings per share* before exceptional item increased to Rs.104.60 from Rs. 81.53 in the previous year; YoY growth was 28.3%

** The net profit for the quarter and year ended March 31, 2009 includes a reversal of tax provisions pertaining to earlier period amounting to Rs. 15 crore and Rs. 108 crore, respectively (Rs. 20 crore and Rs. 121 crore for the quarter and year ended March 31, 2008). Excluding this reversal, the earnings per share for the quarter and year ended March 31, 2009 would have been Rs. 27.90 and Rs. 102.71(Rs. 21.49 and Rs. 79.42 for the quarter and year ended March 31, 2008 respectively) resulting in a YoY growth of 29.8% and 29.3%, respectively.*

...Highlights

- 37 clients were added during the quarter by Infosys and its subsidiaries
- Gross addition of 4,935 employees (net 1,772) for the quarter and 28,231 employees
  (net 13,663) for the year by Infosys and its subsidiaries
- 1,04,850 employees as on March 31, 2009 for Infosys and its subsidiaries
- The Board of Directors recommended a final dividend of Rs.13.50 per share (270% on par value of Rs. 5 per share) for fiscal 2009.

Financial Performance

Profit and Loss Account summary for the Quarter ended

(As per Indian GAAP)

In Rs. crore, except per share data

Particulars	March 31, 2009	March 31, 2008	Growth (%)	December 31, 2008	Growth % in Q4 FY 09 over Q3 FY 09
Income from software services, products and business process management	**5,635**	**4,542**	**24.1**	**5,786**	**(2.6)**
Software development and business process management expenses	3,045	2,482	22.7	3,075	(1.0)
GROSS PROFIT	**2,590**	**2,060**	**25.7**	**2,711**	(4.5)
Selling and marketing expenses	270	223	21.1	274	(1.5)
General and administration expenses	429	359	19.5	406	5.7
	699	**582**	**20.1**	**680**	2.8
OPERATING PROFIT BEFORE DEPRECIATION	**1,891**	**1,478**	**28.0**	**2,031**	**(6.9)**
Depreciation	228	157	45.2	187	21.9
OPERATING PROFIT BEFORE TAX AND INTEREST	**1,663**	**1,321**	**25.9**	**1,844**	**(9.8)**
Other income, net	252	139	81.3	40	530.0
Provision for investments	–	–	NA	(2)	NA
NET PROFIT BEFORE TAX	**1,915**	**1,460**	**31.2**	**1,882**	**1.8**
Provision for taxation	302	211	43.1	241	25.3
NET PROFIT AFTER TAX	**1,613**	**1,249**	**29.1**	**1,641**	**(1.7)**
EARNINGS PER SHARE (Equity shares of par value Rs. 5/- each)					
Basic	28.16	21.83	29.0	28.66	(1.7)
Diluted	28.13	21.78	29.2	28.63	(1.7)

Operational Performance

Region wise Revenue

REVENUE BY GEOGRAPHICAL SEGMENT					
	Quarter ended			Year Ended	
	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008	Mar 31, 2009	Mar 31, 2008
	%	%	%	%	%
North America	64.6	64.5	60.7	63.2	62.0
Europe	24.3	25.5	29.3	26.4	28.1
India	1.6	1.2	1.3	1.3	1.3
Rest of the world	9.5	8.8	8.7	9.1	8.6
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Utilization Rates


100.0%
0.0%
68.6%
70.0%
73.7%
76.3%

	Including training	Excluding training
FY 2009	68.6%	73.7%
FY 2008	70.0%	76.3%

FY 2009 FY 2008

Revenues by Project type

REVENUE BY PROJECT TYPE*	Quarter ended			Year Ended	
	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008	Mar 31, 2009	Mar 31, 2008
	%	%	%	%	%
Fixed Price	38.3	36.3	33.2	35.4	31.0
Time & Materials	61.7	63.7	66.8	64.6	69.0
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Onsite-Offshore Revenue split

%

	Quarter ended			LTM	
	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008	Mar 31, 2009	Mar 31, 2008
Revenue					
Onsite	46.2	45.8	47.5	46.7	48.4
Offshore	53.8	54.2	52.5	53.3	51.6

Customer Concentration

CLIENT DATA					
	Quarter ended			Year ended	
	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008	Mar 31, 2009	Mar 31, 2008
Number of Clients					
Active	579	583	538	579	538
Added during the period	37	30	40	156	170
Accounting for > 5% of revenue	1	1	1	1	1
Number of million* dollar clients					
1 Million dollar +	327	323	310	327	310
5 Million dollar +	151	150	141	151	141
10 Million dollar +	101	102	89	101	89
20 Million dollar +	59	58	47	59	47
30 Million dollar +	39	37	32	39	32
40 Million dollar +	30	26	22	30	22
50 Million dollar +	20	20	18	20	18
60 Million dollar +	16	17	13	16	13
70 Million dollar +	12	13	12	12	12
80 Million dollar +	10	11	10	10	10
90 Million dollar +	7	7	6	7	6
100 Million dollar +	4	4	6	4	6
200 Million dollar +	1	1	1	1	1
300 Million dollar +	1	1	1	1	1
Client contribution to revenue					
Top client	5.7%	6.2%	10.3%	6.9%	9.1%
Top 5 clients	17.2%	17.3%	22.0%	18.0%	20.9%
Top 10 clients	26.8%	27.2%	32.0%	27.7%	31.4%
Repeat business	95.9%	97.1%	95.0%	97.6%	97.0%
Account receivables – LTM (in days)	62	62	72	62	72

"LTM" - Last Twelve Months

*** LTM Revenues**

Awards and Recognitions

- Infosys was named a leader in Global IT Infrastructure Outsourcing in the Forrester report, ‘The Forrester Wave™: Global IT Infrastructure Outsourcing, Q1 2009’, published on April 6, 2009.
- A recent survey by Hay Group and the Chief Executive Magazine ranked Infosys at no. 14 among the top 20 global companies focused on grooming leaders.
- Infosys BPO received a 'positive' rating in Gartner's Market Scope for Comprehensive Finance and Accounting Business Process Outsourcing, 2008.

Client Acquisition & Expansion of Services

Client Acquisition & Expansion of Services

- We continue to invest in our employees through training and building their skills across various technologies and domains.
- A provider of enterprise management software engaged Infosys for a Business Architecture consulting project. Infosys will help the client map key business processes to its current and future IT environment.
- A wholly owned subsidiary of an aerospace products company has sought our expertise in component sourcing consultancy and program management.
- An aerospace company consulted with us for IT planning and implementing a tool to track and control costs across the enterprise.

Client Acquisition & Expansion of Services

- Infosys is building a Spend Information Management solution for a multi-industry group.
- A specialized manufacturing company engaged us to enable it with pricing research and analytics capabilities globally.
- A consumer electronics manufacturer engaged us to measure and monitor customer experience, product performance and operational efficiencies.
- A healthcare services company sought our services to roll out an intranet across multiple locations.
- Infosys' India Business Unit is gaining ground at home. The Uttar Pradesh Power Corporation Limited and three Rajasthan-based distribution companies consulted us for power reforms programs.
- The Income Tax Department (ITD) – Ministry of Finance, Government of India, has engaged Infosys to set up a Central Processing Center (CPC) to collect, digitize, and process IT Returns, which will be operational in four states in the near future.
- Thermax, a global solution provider in energy and environment engineering, consulted us to implement an end-to-end IT-enabled business program.

Finacle™

- Finacle™ added two top banks, one each from North America and Western Europe, to its list of customers this quarter.
- A bank in the United States selected Finacle™ as its transformation platform.
- A financial services institution in the United Kingdom chose to replace its multiple existing platforms with Finacle™ Universal Banking Solution.
- Eight Finacle™ customer projects went live this quarter – six in the Asia Pacific region, one each in the Europe, Middle East and Africa (EMEA) region and the Americas.
- A Regional Rural Bank (RRB) sponsored by the Union Bank of India became the first RRB to implement Finacle™ Core Banking Solution at its branches.

Process innovation

- During the quarter, Infosys applied for an aggregate of four patents in the U.S. and India. With this, Infosys has an aggregate of 200 patent applications (pending) in both countries and has been granted two patents by the United States Patent and Trademark Office.

Human Resources

Human Resources

	Mar 31, 2009	Mar 31, 2008
Total employee strength	1,04,850	91,187
Software professionals	97,349	85,013
Gross addition	28,231	33,177
Net addition	13,663	18,946
Laterals	5796	8,523

Infrastructure

Infrastructure

- As on March 31, 2009, the company had 2,26,42,767 sq. ft of space capable of accommodating 95,048 employees and 45,54,616 sq. ft under completion capable of accommodating 20,756 employees

Outlook

Indian GAAP – Consolidated

Outlook under Indian GAAP – consolidated

*Quarter ending June 30, 2009**

- Income is expected to be in the range of Rs. 5,379 crore and Rs. 5,480 crore; YoY growth of 10.8% –12.9%
- Earnings per share is expected to be in the range Rs. 23.55 and 23.53; YoY growth of 3.5% - 3.4%**

*Fiscal year ending March 31, 2010**

- Income is expected to be in the range of Rs. 22,066 crore and Rs. 22,928 crore; YoY growth of 1.7% – 5.7%
- Earnings per share*** is expected to be in the range of Rs. 96.65 and Rs. 101.18; YoY decline of 7.6% - 3.3%

* *Conversion 1 US$ = Rs. 50.72*

** *Including net tax reversal of Rs. 31 crore pertaining to earlier period for the quarter ended June 30, 2008. Excluding the tax reversal, the YOY growth is expected to be 6.0%- 5.9%*

*** *Including net tax reversal of Rs.108 crore pertaining to earlier period in fiscal 2009. Excluding the tax reversal,YoY decline is expected to be between 5.9%- 1.5%*

Summary

Summary

- Even while managing challenges triggered by the uncertain economic environment, we steadfastly pursue our long-term goal of delivering enhanced value to our clients.
- We have increased focus on new engagement models such as solution-based offerings, SaaS, BPO platform, and Finacle™ to maximize the value delivered to our clients.
- Many of our clients are impacted by the financial crisis and are looking to us to help them reduce their expenses and optimize their businesses
- Our services, solutions and business model are well suited to help them in this environment. We are focusing on enhancing our business and investing smartly for the future.
- Although the pricing environment continues to be challenging, we believe our Global Delivery Model provides value to our clients as they focus on bringing in efficiencies in their cost structures
- We improved our operating margins during fiscal 2009 despite a very difficult global economic environment combined with highly volatile currency markets
- We have a strong balance sheet with cash and cash equivalents of over US$ 2 billion
- The year ahead would be challenging on the people front. Our continuous investment in capability development, training and certification would make us more competitive. We have tightened our performance management system to create a more focused workforce.

Thank You

www.infosys.com